PLAN OF RECAPITALIZATION

     Creative Recycling Technologies, Inc. (the "Company"), by and through its Board of Directors, hereby adopts the following recapitalization plan (the "Plan").

     1. Conversion of Issued Class A Common Stock. The shares of Class A Common Stock presently issued and outstanding (the "Old Class A Common Stock") shall be automatically reclassified and converted into "New Class A Common Stock" in a ratio of 20 shares of shares of Old Class A Common Stock for each 1 share of New Class A Common Stock. The Company will not issue fractional shares of New Class A Common Stock, and any fractional share of New Class A Common Stock otherwise issuable shall be rounded up to the nearest whole share of New Class A Common Stock. In order to minimize the number of shares to be issued, the Company reserves the right to require that a holder present all shares of Old Class A Common Stock owned by him at one time.

     2. Conversion of Issued Class B Common Stock. The shares of Class B Common Stock presently issued and outstanding (the "Old Class B Common Stock") shall be automatically reclassified and converted into "New Class B Common Stock" in a ratio of 20 shares of shares of Old Class B Common Stock for each 1 share of New Class B Common Stock. The Company will not issue fractional shares of New Class B Common Stock, and any fractional share of New Class B Common Stock otherwise issuable shall be rounded up to the nearest whole share of New Class B Common Stock. In order to minimize the number of shares to be issued, the Company reserves the right to require that a holder present all shares of Old Class B Common Stock owned by him at one time.

     3.     Effect on Outstanding Series of Preferred Stock

     a) Description of Certain Existing Provisions of the Preferred Stock. The Company has outstanding shares of Series A, B and C Preferred Stock, and has issued into escrow shares of its Series D Preferred Stock. Each series of Preferred Stock is convertible into shares of Old Class A Common Stock, and has provisions which require that the number of shares issuable upon the conversion of the Preferred Stock must be adjusted to reflect, among other things, the effect of any reverse stock split applicable to the Old Class A
Common Stock.

     b)     Effects of this Plan on the Preferred Stock.     In
accordance with the provisions of the provisions of the Articles of Incorporation for the Company concerning each series of Preferred Stock, after the Effective Time each series of Preferred Stock shall be convertible into that number of shares of New Class A Common Stock equal to the number of shares of Old Class B Common Stock into which said shares were convertible immediately prior to the Effective Time divided by twenty (20).

     4.     Effective Time of Changes.     As of the close of trading
on April 13, 1998, (the "Effective Time"), the shares of Old Class A Common Stock and Old Class B Common Stock issued and outstanding or held in treasury immediately prior to the Effective Time shall be reclassified and changed, without any action on the part of the respective holders therefor, as described in Paragraphs 1 and 2 above.

     5. Authority of Board of Directors to Terminate Plan. The Board of Directors reserves the right to terminate this Plan at any time prior to the Effective Time. Upon such a termination, this Plan shall be of no further force or effect.